            EXHIBIT 99.1

     Explanation of Responses

(1) Represents shares of Common Stock acquired upon conversion of the aggregate of all shares of Series B
Convertible Preferred Stock previously reported as beneficially owned, as shown on Table II.

(2) Per SEC instructions, column left blank.

(3) Consists of shares held of record by each of the entities listed below.  Mark Leschly is a (i) Managing
Member of Rho Management Ventures IV, LLC, which is the general partner of Rho Ventures IV, L.P. and
Rho Ventures IV (QP), L.P.; (ii) Managing Director of Rho Capital Partners Verwaltungs GmbH, which is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG; and (iii) Managing Partner of Rho
Capital Partners, Inc., the investment advisor to Rho Management Trust I.  Mr. Leschly disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

Holder    No. of Shares of Common Stock       No. of Shares of Common   No. of Shares of Common
    Stock Acquired in Reported         Stock Acquired in Reported  Stock Beneficially Owned
    Acquisition of 1,999,998 Shares     Acquisition of 667,000 Shares  Following Reported Transactions

Rho Ventures IV, L.P.     250,420 shares  83,515 shares   333,935 shares
Rho Ventures IV (QP), L.P.  589,552 shares  196,616 shares   786,168 shares
Rho Ventures GmbH & Co.
Beteiligungs KG      614,400 shares  204,901 shares   819,301 shares
Rho Management Trust I     545,626 shares  181,968 shares   727,594 shares

Total:       1,999,998 shares  667,000 shares   2,666,998 shares

(4) Each share of Series B Convertible Preferred Stock is convertible into one share of Common Stock at any time at the option of the holder and automatically in certain events.  There is no expiration date.